MAXIM GROUP LLC

300 Park Avenue, 16th Floor
New York, New York 10022

January 20, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Re:	LogicMark, Inc.

Registration Statement on Form S-1, as amended (Registration No. 333-268688)

Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on January 18, 2023, in which the undersigned, as representative of the underwriters in connection with the above referenced Registration Statement, joined in the Registrant’s request that the effective date of the above-referenced registration statement be accelerated for Thursday, January 19, 2023 at 5:00 p.m. Eastern Time or as soon thereafter as practicable, in accordance with Rule 461 under the Securities Act of 1933, as amended. The undersigned is no longer requesting that such registration statement be declared effective at such time and hereby formally withdraws such request for acceleration of this effective date.

Very truly yours,

MAXIM GROUP LLC

By:	/s/ Clifford A. Teller
Name:	Clifford A. Teller
Title:	Co-President